Exhibit 12
MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

	Nine Months					Eight Months
	Ended					Ended
	May 31,		Year Ended Aug. 31,			Aug. 31,
	2008	2007	2006	2005	2004	2003
EARNINGS:
Income (Loss) from Continuing Operations Before Income Taxes, MI and Cumulative Effect of Accounting Change	$3,156	$1,336	$1,049	$315	$403	$(19)

Add:
Fixed charges	137	177	161	136	112	71
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate expense — net	2	34	31	31	36	26
Amortization of capitalized interest	12	15	15	15	10	8
Less:
Capitalized interest	(14)	(14)	(9)	(6)	(7)	(4)

Earnings available for fixed charges	$3,293	$1,548	$1,247	$491	$554	$82

FIXED CHARGES:
Interest expense(2)	$105	$139	$134	$115	$91	$57
Capitalized interest	14	14	9	6	7	4
Portion of rents representative of interest factor	18	24	18	15	14	10

Total Fixed Charges	$137	$177	$161	$136	$112	$71

Ratio of Earnings to Fixed Charges	24.04	8.75	7.75	3.61	4.95	1.15

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.